January 23, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Iomai Corporation Registration Statement on Form S-1 File No. 333-128765
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the proposed sale of Common Stock of Iomai Corporation (the “Company”), hereby join in the request of the Company that the effectiveness of the Registration Statement on Form S-1 (File No. 333-128765) relating to such shares be accelerated so that the Registration Statement will become effective by 4:30 P.M. Eastern Time on Wednesday, January 25, 2006, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus dated January 9, 2006:
1,368 to 373 institutions;
2,335 to 2,252 prospective underwriters and dealers; and
5,297 to 5,297 others.
* * *

Very truly yours,

UBS Securities LLC
SG Cowen & Co., LLC
First Albany Capital Inc.
Susquehanna Financial Group, LLLP

By:	UBS Securities LLC

By:	/s/ Aradhana Sarin, M.D.

Name: Title:	Aradhana Sarin, M.D. Director